UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

FIFTH SEASON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

31679Q107
(CUSIP Number)

     Chushing Cheung
C-22, Shimao Plaza, 9 Fuhong Lu,
Futian District, Shenzhen 518033
People’s Republic of China
(86) 755 8367 9378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

CHUSHING CHEUNG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

HONG KONG
NUMBER OF	7.	SOLE VOTING POWER	2,500,000(1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,500,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.63%(1)

14.	TYPE OF REPORTING PERSON

IN

_____________
(1) The Reporting Person originally acquired 249,000,000 shares in connection with a share exchange transaction which closed on March 31, 2011, which accounted 62.25% of the Issuer’s common stock at the time. The Reporting Person subsequently disposed of an aggregate of 246,500,00 shares on November 2, 2011 and the remaining shares account for only 0.63% of the Issuer’s issued and outstanding common stock to date.

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Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Fifth Season International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

Item 2. Identity and Background.

(a)          The person filing this Statement is Ms. Chushing Cheung, a natural person (the “Reporting Person”).

(b)          The business address of the Reporting Person is c/o C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

(c)          The principal occupation of the Reporting Person is a financial officer manager.

(d)-(e)    During the last five years, Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2011, the Reporting Person received 249,000,000 shares of the Issuer’s common stock (the “Shares”) pursuant to a share exchange agreement, by and among the Issuer, The Fifth Season (Hong Kong) International Group Limited (“Fifth Season HK”) and its shareholders, Mr. Shaoping Lu, the Reporting Person and Power Guide Investment Limited, a Hong Kong company (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, the Reporting Person received the Shares in exchange for all of the equity interests of Fifth Season HK held by her.

On November 2, 2011, the Reporting Person transferred 246,500,000 of her shares to certain third parties, including 87,200,000 shares to her spouse, Mr. Lianmo Wu.

Item 4. Purpose of Transaction.

The Reporting Person acquired and disposed of the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person originally beneficially owned and controlled 249,000,000 shares of the Issuer’s Common Stock, representing 62.25% of the Issuer’s common stock at the time. The Reporting Person subsequently disposed of an aggregate of 246,500,00 shares on November 2, 2011 and the remaining shares account for only 0.63% of the Issuer’s issued and outstanding common stock to date (based on 399,999,847 shares of Common Stock outstanding as of November 18, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2011).

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(b)          The Reporting Person has sole voting and dispositive power over the 2,500,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by her. The Reporting Person does not own any other securities of the Issuer.

(c)          Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          On November 2, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated October 12, 2010, among the Issuer, Fifth Season HK and its shareholders, Mr. Shaoping Lu, the Reporting Person and Power Guide Investment Limited, a Hong Kong company [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 18, 2010].

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Chushing Cheung
Chushing Cheung

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